Exhibit 99.1

Section 13(r) Disclosure

Travelport Worldwide Limited:

Travelport Worldwide Limited (“Travelport”), a company that may be considered one of our affiliates, filed the following disclosure in its Form 10-Q for the quarter ended June 30, 2015:

“As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

“The gross revenue and net profit attributable to these activities in the quarter ended June 30, 2015 were approximately $145,000 and $104,000, respectively.”

Travelport filed the following disclosure in its Form 10-Q for the quarter ended September 30, 2015:

“As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

“The gross revenue and net profit attributable to these activities in the quarter ended September 30, 2015 were approximately $133,000 and $94,000, respectively.”

We have no involvement in or control over the activities of Travelport, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the foregoing disclosures.

Hilton Worldwide Holdings Inc.

Hilton Worldwide Holdings Inc. (“Hilton”), a company that may be considered one of our affiliates, filed the following disclosure in its Form 10-Q for the quarter ended September 30, 2015:

“The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

“During the fiscal quarter ended September 30, 2015, an Iranian governmental delegation stayed at the Transcorp Hilton Abuja for one night. The stays were booked and paid for by the government of Nigeria. The hotel received revenues of approximately $5,320 from these dealings. Net profit to Hilton Worldwide Holdings Inc. (“Hilton”) from these dealings was approximately $495. Hilton believes that the hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560, pursuant to the International Emergency Economic Powers Act (“IEEPA”) and

under 31 C.F.R. Section 560.210 (d). The Transcorp Hilton Abuja intends to continue engaging in future similar transactions to the extent they remain permissible under applicable laws and regulations.”

We have no involvement in or control over the activities of Hilton, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the foregoing disclosures.